Filed by Brooks Automation, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Helix Technology Corporation
Commission File No. 0-6866

This filing relates to the proposed merger transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 11, 2005 (the “Merger Agreement”), by and among Brooks Automation, Inc., a Delaware corporation (“Brooks”), Helix Technology Corporation, a Delaware corporation (“Helix”), and Mt. Hood Corporation, a Delaware corporation and a wholly-owned subsidiary of Brooks. The Merger Agreement is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by each of Brooks and Helix on July 11, 2005, and is incorporated by reference into this filing.

The following is a presentation to be delivered to investors regarding the proposed transaction.

Investor Presentation July 2005

Forward-Looking Statements/ Risk Factors Cautionary Statement Concerning Forward-Looking Statements. Statements in this presentation regarding the proposed transaction and the expected timetable for completing the transaction, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements concerning the benefits of the proposed transaction, the combined company's status as a premier provider of integrated subsystems solutions primarily for the semiconductor capital equipment market; trends in the semiconductor manufacturing industry, including the trend among semiconductor capital equipment manufacturers to outsource production of certain of their systems and growth trends within the market segments in which the combined company will compete; the strength, profitability and capabilities of the combined company; the ability of the combined company to achieve efficiencies, profitability and growth; the capabilities and market acceptance of the combined company's products going forward; the impact of the acquisition and merger in mitigating the volatility of financial performance; and the importance of size and scale as a factor in competing in the market segments in which the combined company will operate. Such statements are based upon the current beliefs and expectations of Brooks' and Helix's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward- looking statements. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Brooks and Helix stockholders to approve the transaction; the ability of Brooks to successfully integrate Helix's operations and employees; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers and employees; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Brooks' and Helix's filings with the SEC, including Brooks' Annual Report on Form 10-K for the year ended September 30, 2004 and Helix's Annual Report on Form 10-K for the year ended December 31, 2004, which are available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Brooks and Helix disclaim any intention or obligation to update any forward- looking statements as a result of developments occurring after the date of this presentation.

Company Overviews A premier semiconductor automation solutions provider Headquarters: Chelmsford, MA Year Founded: 1978 Key Product Segments: Equipment automation Factory automation software Factory automation hardware Employees: 1,800 A technology leader in creating, measuring and controlling critical vacuum process environments Headquarters: Mansfield, MA Year Founded: 1967 Key Product Families: Cryogenic vacuum pumps Measurement systems Thermal management systems Global customer service Employees: 685

Transaction Overview $454 million stock-for-stock exchange Exchange ratio 1.11x Pro forma fully diluted ownership: Brooks 61%, Helix 39% Overview Company Name Operations Board of Directors Management Exchange Transaction Timing Brooks Automation, Inc. Headquarters in Chelmsford, MA More than 2,400 combined full-time employees 7 Directors from Brooks, 3 from Helix and 1 non-voting emeritus director President & CEO: Ed Grady President & COO, Semiconductor Products Group: Jim Gentilcore President & COO, Enterprise Software Group: Joe Bellini CFO: Bob Woodbury NASDAQ Expected to close in calendar Q4 2005

Strategic Vision Combination increases integrated content of vacuum automation systems, which is the fastest-growing segment in automation Positions Company to be a leading provider of vacuum automation and process vacuum outsourcing to Tier 1 OEMs Extends combined company's world-class service organization and deepens relationships with semiconductor manufacturers to drive selection of integrated platform solutions with tool OEMs Combined manufacturing expertise will drive operational improvement and efficiency throughout combined entity Expands Brooks' footprint beyond the automation system, increasing available market by $1.0 billion Positions Company for accelerated earnings growth while reducing revenue cyclicality and enhancing profitability through downturns

Combines Brooks' Leading Position in Automation... (1) CY2004 data as per Brooks filings. (2) CY2004 data as per Dataquest, April 2005. (3) Brooks estimates. Total Automation Market: $3,467M(3) Equipment Automation(1) $332M Vacuum Robotics Atmospheric Robotics Load Port Modules Atmospheric Systems Vacuum Systems Factory Automation Hardware(1) $115M SMIF Environmental Technology & Control AMHS Sorters Lithography Automation Atmospheric Vacuum Brooks Rank(2) #1 #1 #1 / #2 #3 (License / Overall) Brooks Share(2) 45% 91% 37% / 21% 12% Brooks Revenues(2) $227M $121M $124M $79M Served Market(2) $502M $134M $606M $650M Total Market(3) $1,542M $1,170M $755M Factory Automation Software(1) $124M Collaborative Manufacturing Closed Loop Automation Supply Chain Execution Business Performance Management Services and Support

...With Helix's Excellence in Process Vacuum Solutions

Process Vacuum Solutions
$180M[1]



Cryopumps



Measurement Systems



Device Coolers



Vacuum Pumps



Thermal Management

Helix Rank[1]	**#1**
Helix Share[1]	**65%**
Helix Revenues[1]	**$180M**
Served Market[1]	**$275M**
Total Market[2]	**$987M**

Total Vacuum Market: $987M[2]

(1) CY2004 data as per VLSI Research, May 2005 and Helix estimates (including service).
(2) CY2004 data as per VLSI Research, May 2005 and Helix estimates (including service), includes cryopumps, turbo-pumps and measurement systems.

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Combined Leadership in Vacuum Tool Systems... Vacuum Tool Systems Controls Domain Expertise Systems Engineering Systems Integration Vacuum-Based Processes Etch CVD PVD Ion Implant Metrology RTP Dry Strip Other Vacuum systems Measurement systems Thermal management Robotics Alignment modules Load lock modules Cluster tool platforms Vacuum Tool Automation Process Vacuum Technology

2004 2008E Atmospheric Tools 502 720 Vacuum Tools 134 460 CAGR = 16.7% ....To Capture and Drive Outsourcing Opportunities Merchant Tool Automation Market Forecasted Growth Vacuum tool automation is the fastest-growing segment in semiconductor equipment - over 36% CAGR from 2004-2008E Tier 1 OEMs' secular shift from modules to systems Tool automation non-core R&D investment for OEMs (1) Dataquest, April 2005. (2) Brooks estimates. (3) Based on Brooks estimated TAM. 2000 2001 2002 2003 2004 2005E 2006E 2007E 2008E %Outsourced 0.25 0.291 0.331 0.371 0.413 0.455 0.495 0.545 0.597 Merchant Market is Expanding ($ in millions) Tool Automation is $1.5B Total Market (2004) - Outsourcing Continues $636M $1,180M (1) (2) (2) (2) Brooks Other Co. Captive Tool Automation 0.23 0.19 0.59 Merchant 41% (1) (3) (1) (3) (3) (3) (3)

Leader in Atmospheric Tool Automation (1) Dataquest, April 2005. (2) Based on Brooks estimated TAM of $925M. Brooks Other Co. Captive Tool Automation 0.25 0.3 0.46 Total Atmospheric Tool Automation Market (2004) Atmospheric BOM %Cost BRKS Atmospheric Tool Automation Content (2) (2) (2) (1) (1) (2) Brooks greater than 50% - winning business ATM Robot 30% 30% Aligner 6% 6% 2-4 Load Port Modules 27% 27% Fan Filter Unit 6% Enclosure 13% Electronics / Sensors 6% Integration & Test 11% 11% Total 100% 74%

PVD Vacuum BOM %Cost BRKS HELX Combined Increasing Value in Vacuum Tool Systems (1) Dataquest, April 2005. (2) Based on Brooks estimated TAM of $616M. Vacuum Tool Opportunity Increases Ion Implant Metrology PVD (shown below) Total Vacuum Tool Automation Market (2004) Brooks Other Co. Captive Tool Automation 0.2 0.02 0.78 (2) (2) (2) (1) (1) (2) Combination positions Company to win greater share in wafer transport 1-Vacuum Robots 18% 18% 18% 2-Chambers / Frame 28% 3-Valves 19% 3% 1% 4% 4-Dry Pumps 7% 5-Cryo / Turbo Pumps 20% 20% 20% 6-Measurement 2% 2% 2% 7-Electronics / Sensors 3% 8-Integration & Test 7% 7% 7% Total 100% 28% 23% 51% PVD Vacuum Process BOM 37%

2004 Rank by Revenue(1) OEM Modules Atmospheric Systems Vacuum Systems CTI- Cryogenics(r) Granville Phillips(r) Polycold Systems(r) 1 2 3 4 5 6 7 8 9 10 11 12 13 Goal: Driving System Sales to OEM Customers (1) Dataquest, April 2005. / / Minimal Presence Legend: Presence Significant Presence Applied Materials Tokyo Electron ASML KLA-Tencor Nikon Novellus Lam Research Hitachi Canon Dainippon Screen Axcelis ASM International Varian

Helix Other Captive Process Vacuum 180 482 325 Tool Automation Opportunity - Selected 5 FE Equipment Companies Tool Automation Opportunity - Selected 5 FE Equipment Companies Product Revenue ($M) Atmospheric Automation Modules $193 Atmospheric Automation Systems 173 Vacuum Automation Modules 62 Vacuum Automation Systems 302 Total $730 Top OEMs Represent Major Market Opportunity Combination improves ability to capture module business from under-penetrated OEM customers Increased content expected to accelerate vacuum systems sales to combined customer base (1) Process Vacuum Market (2004) Total Addressable Market = $987M (5) (6) (6) (5) Brooks Other Co. Captive Tool Automation 0.226 0.187 0.587 Total Tool Automation Market (2004) Total Addressable Market = $1,542M Merchant 41% (2) (3) (2) (3) (3) (3) (3) (1) Process Vacuum Opportunity - Selected 5 FE Equipment Companies Process Vacuum Opportunity - Selected 5 FE Equipment Companies Product Revenue ($M) Process Vacuum Subsystems $217 Total $217 (4) (1) Brooks estimates. (2) Dataquest, April 2005. (3) Based on Brooks estimated TAM. (4) Helix estimates. (5) VLSI Research, May 2005 and Helix estimates (including service). (6) Helix estimates based on VLSI Research TAM.

Transactional Management On-hand spares for self-service Exchange service GUTS(r) program Total Subsystems Support Support Helix, Brooks and third-party products TrueBlue(r) Service Agreements e-JIT Predictive Maintenance Improved performance and tool availability Relationship Management Optimize tool performance RetroEase(r) system upgrades Upgrade Solutions Enhanced Services and Support Helix Service Platform enables predictive value instead of a transactional business Increases service value for enhanced tool availability, throughput and total cost of ownership Higher customer demand and retention through improved customer satisfaction Push and pull based on technology and service Greater Value Proposition for Customers Accelerates Movement from Component to Total Subsystems Support

2004 Rank by CapEx(1) Fab -- OEM(2)-- Service to the Fab -- OEM(2)-- Service to the Fab 1 2 3 4 5 6 7 8 9 10 11 12 13 Strengthening End-user Relationships (1) Dataquest, April 2005. (2) Brooks / Helix estimates. Improve and deepen fab relationships through expanded service offerings Enhance process knowledge to add value and improve economics Create incremental service and spares revenue opportunity Increase module / component selection of integrated platform solutions at manufacturer / / Minimal Presence Legend: Presence Significant Presence Toshiba AMD PSC NEC Samsung North American IDM Taiwan Semiconductor Hynix Sony Infineon STMicroelectronics Texas Instruments SMIC

BRKS-HELX ENTG-MYK ASYT BRKS MKSI CYMI AEIS ENTG MYK CCMP ATMI HELX LTM Revenue 567 362 611.5 567 550 415 377 362 292 291 256 186 186 292 Transaction Creates a Leading Subsystems Supplier Tool Automation and Component Suppliers LTM Revenue ($ in millions) (1) Pro forma for the announced merger of Brooks and Helix. (2) Pro forma for the announced merger of Entegris and Mykrolis. (3) Helix pro forma as if acquisition of Polycold had occurred on 3/31/04. $753 (1) $654 (2) $186 (3)

Manufacturing Excellence Leveraging Global Resources Colorado Massachusetts South Korea Germany California Achieve economies of scale, particularly in materials procurement Greater vertical integration, specifically machining capability in Mexico Higher content to reduce stacked margins for systems Manufacturing Sourcing Mexico Eastern Europe Taiwan Key Goals

Key Financial Highlights Stabilization of revenue streams - reduced volatility Potential to accelerate top-line growth Higher margins throughout business cycle Improved cash flow generation and profitability $10 million in identifiable, achievable cost synergies in Year 1; incremental synergies thereafter Significant near-term tax synergies on P&L and ongoing cash flow Accretive to earnings in FY2006

Financial Performance Pro Forma Combined Trailing Twelve Months Results (3/31/05) ($ in millions) (1) Excludes $0.5M inventory write-off. (2) Excludes $3.4M in amortization of acquired intangibles, $14.6M in goodwill impairment charges, and $5.4M in restructuring and acquisition-related charges. (3) Excludes $0.2M in amortization of Polycold intangibles. (4) Excludes $0.3M in amortization of Polycold intangibles. (5) Excludes $8.2M tax benefit. Selected Balance Sheet Items (3/31/05) (1) (1) (1)(2) (1)(2) (3) (3) (4) (4) (4)(5) (1)(2) Revenue $566.5 $158.2 $724.7 Gross Profit $208.9 $63.8 $272.7 Gross Margin 36.9% 40.3% 37.6% Adjusted Operating Income $52.5 $14.9 $67.3 Adjusted Operating Margin 9.3% 9.4% 9.3% Adjusted Net Income $40.9 $16.6 $57.4 Cash $351.2 $28.2 $379.4 Debt $175.0 $0.0 $175.0 Net Cash $176.2 $28.2 $204.4

Integration Plan Integration plan in place Shared vision for execution Minimal anticipated disruption No product rationalization and limited required design fit Leverage Helix service infrastructure Key Integration Goals Realize cost synergies Minimize disruption to existing customers and business operations Maintain employee motivation Adopt best practices enterprise-wide Enhance customer value proposition Pursue revenue synergies

Important Additional Information to be Filed with the SEC In connection with the proposed transaction, Brooks plans to file a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus with the Securities and Exchange Commission ("SEC"). Security holders of each company and other investors are urged to read the Registration Statement and any other relevant documents filed with the SEC, including the Joint Proxy Statement/Prospectus that will be part of the Registration Statement, when they become available because they will contain important information about Brooks, Helix, the proposed transaction and related matters. The final Joint Proxy Statement/Prospectus will be mailed to stockholders of Brooks and Helix. Security holders and investors of Brooks and Helix will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Brooks and Helix, without charge, at the SEC's Internet site (http://www.sec.gov). These documents can also be obtained, without charge, by directing a request to Brooks Automation, 15 Elizabeth Drive, Chelmsford, MA 01824, Attention: Investor Relations Dept., telephone: 978-262-2602, or at mark.chung@brooks.com; or to Helix Technology Corporation, Nine Hampshire Street, Mansfield, MA 02048, Attention: Investor Relations Dept., telephone: (508) 337-5111, or at investors@helixtechnology.com. In addition, investors and security holders may access copies of the documents filed with the SEC by Brooks or Helix on their respective Web sites at www.brooks.com or www.helixtechnology.com. Participants in Solicitation Brooks, Helix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Brooks and Helix stockholders in respect of the proposed transaction. Information regarding Brooks' participants is available in Brooks' Annual Report on Form 10-K for the year ended September 30, 2004, and the proxy statement, dated January 10, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Information regarding Helix's participants is available in Helix's Annual Report on Form 10- K for the year ended December 31, 2004, and the proxy statement, dated May 2, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the Registration Statement containing the Joint Proxy Statement/Prospectus to be filed with the SEC.